82-34803
Lodged with ASIC 30 July 04

04036322

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

SUPPL

Name of entity

Multiemedia Limited

ABN

12 003 237 303

SEC MAIL RECEIVED AUG 1 7 2004 WASH. D.C. 208 SECTION

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

8/18

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,000,000 at $0.05
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30/7/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,229,105,652	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	174,275,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date ..30/7/04........
(Director/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

82-34803
Lodged with ASIC 22 July 04

multiemedia

IBM Tower
Level 27,60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

MARKET UPDATE

Thursday, 22 July 2004

This morning, The Australian Newspaper published a correction to a table in the Business section of yesterday's newspaper.

The Mid-market Leaderboard wrongly identified Multiemedia in the worst performers in the past year. In fact Multiemedia is the fifth best performer in the past year with **139% gain**

The Directors of Multiemedia are pleased The Australian Newspaper have corrected their mistake as a number of shareholders/company associates were confused and concerned by the article.

ADRIAN BALLINTINE
CEO/Founder
Multiemedia Limited

For additional information please contact:

Mr Stephen Batten, Company Secretary on (03) 9674 4644, or by email at
shareholde@multiemedia.com

82-34803
Lodged with ASIC 15 July 04

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issue as consideration for the provision of consulting and advisory services.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15/7/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,219,105,652	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	184,275,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date 15/7/04..........
(~~Director~~/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

82-34803
Lodged with ASIC 15 July 04

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	45,000,000 at $0.01 10,000,000 at $0.05
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15/7/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,199,105,652	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	184,275,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date 15/7/04
(Director/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

82-34803
Lodged with ASIC 12 July 04

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

multi-e-media

open briefing
corporatefile.com.au

Multiemedia Limited
IBM Tower
Level 27, 60 City Road
Southbank, Victoria 3006

Date of lodgement: 12-Jul-2004

Title: Open Briefing. Multiemedia. CEO on Growth

Record of interview:

corporatefile.com.au
Multiemedia Limited last week announced a $3.5 million capital raising to fund the roll-out of Remote Subscriber Satellite Link (RSSL) by its NewSat business. What level of investment will RSSL require and what are the expected returns?

CEO Adrian Ballintine
The investment will be around $3 million, which will cover the capital installation and launch costs.

We'd expect to generate returns in excess of our cost of capital, which is about 20 percent. Clearly we believe this will be a huge benefit for our shareholders.

corporatefile.com.au
Multiemedia had net cash of $9.9 million at the end of December 2003. Why was the capital raising necessary and why did you decide to raise funds through a private placement rather than a rights issue, for example, which would have given existing shareholders the opportunity to participate?

CEO Adrian Ballintine
We'd earmarked existing resources for growth opportunities we're already pursuing. And given the opportunity to participate in this new technology came earlier than expected, the placement was a very expeditious way for us to raise capital. Speed to market is very important for us and the placement certainly wasn't as time consuming or costly as putting together a prospectus for shareholders.

What we've done is an issue of options through Findlay & Co Stockbrokers "Underwriters" Pty Ltd, to various sophisticated investors. The options were issued at no cost and packaged for exercise. Findlay has already indicated we should raise approximately $1 million through the exercise of some of the options within the week and a further $1 million within the next month.

As a package, the weighted average exercise price is about 3.3 cents, which is a discount of about 25 percent to the market price at the end of June when the raising was being established. The discount reflects our need to raise the capital quickly and the size of the raising.

The success of the placement is symptomatic of the good relationship we have with Findlay. We've worked together very successfully in the past; Findlay understands our business and can certainly bring us the right sorts of partners.

corporatefile.com.au
What is the potential market for RSSL, what will drive its growth and how is NewSat placed in relation to its competitors?

CEO Adrian Ballintine
RSSL provides us with a product into a market that wasn't available to us, because our core LinkStar product is simply too costly for the small office/home office (SOHO) user. The LinkStar product is for customers who want to run applications including video and voice, it's a more powerful tool than RSSL and addresses a different market.

RSSL is a less expensive internet solution, and given the Federal Government's $100 million Higher Bandwidth Incentive Scheme (HiBIS) to subsidise providers, even more affordable for the average user.

Feedback from our sales people in the market is that there would be high demand for a price competitive product, and clearly, RSSL's growth will be driven by its low price. But just as important is the quality and speed of the service. Compared with ADSL, RSSL will not only be very competitively priced but also 5 to 7 times faster on the download and 3 to 5 times faster on the upload. Even compared with HDSL, RSSL will still be a faster product for business and it doesn't have the problem you have with HDSL – that you need a very high quality connection, which the traditional twisted pair cables don't often provide.

In our view, there isn't a product in the marketplace at this speed and at this price point right now. Our partner in this business, ViaSat, is a leading-edge space hardware provider and we know the market well.

corporatefile.com.au
You've stated that NewSat has grown rapidly since its launch in October 2003, with 1,000 successful installations in Australia and the Middle East. What have been the drivers of this growth and is the momentum sustainable?

CEO Adrian Ballintine
It's absolutely sustainable. This is only the tip of the iceberg. We're getting more business as users realise they can get voice, multicasting and video on a flexible, pay-for-use basis and at a quality that you'd only be able to achieve with a substantial cable connection. And RSSL of course gives us another avenue of growth. A recent study by Northern Sky Research in the UK says that satellite services revenue worldwide is expected to grow 20 percent per annum for the next three to four years and that the main areas of growth will be in the Middle East and Asia, regions within our satellite coverage.

corporatefile.com.au
You've stated that the future growth prospects for the NewSat business are more significant than initially expected. What are the growth opportunities for the business and to what extent will additional capital be required to realise them?

CEO Adrian Ballintine
All the work we've done over the last six months leads us to believe that potentially we've got a very strong business, that our international prospects are promising and that we can now enter a new market with a product we didn't expect to get for another 12 months.

Initially RSSL is a service we'll provide in Australia. But we also perceive opportunities for it in Afghanistan, Kazakhstan and the other "stans," where there's not much existing cable, and where RSSL could provide highly competitive voice solutions. Initially we didn't realise how unsophisticated some of the world was in terms of its telephony. We're servicing a dozen countries already with the LinkStar product, and taking orders from different countries every day. If we can provide a really effective low cost solution for those countries, we see huge growth potential there.

We're currently doing a financial review to determine the long-term capital requirements to drive the business. That will take us another couple of months.

corporatefile.com.au
NewSat made an operating loss of $1.6 million in the first half ended December 2003 on revenue of $431,000. What is the current revenue level of the NewSat business and when do you expect it to move into profit?

CEO Adrian Ballintine
We had a very good second half, with revenue of roughly $4 million. The first half was the set-up phase, when we were putting our organisational structure in place and getting a better understanding of the market.

Our planning suggests we'll still be in cash-burn mode during the first half of this year, but then we expect to move into cash flow positive territory in the second half.

corporatefile.com.au
Multiemedia reported a net loss of $4.6 million for the first half ended December 2003. Can you comment on the full year ended June and the outlook for 2005?

CEO Adrian Ballintine
We haven't finished our audit yet, but clearly we'll report a net loss for 2004. In the current financial year we certainly believe we'll have a profitable business.

corporatefile.com.au
Thank you Adrian.

For more information about Multiemedia, visit www.multiemedia.com or call Stephen Batten on (+61 3) 9674 4644.

82-34803
Lodged with ASIC 8 July 04

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Tranche 1 – 45,000,000 Tranche 2 – 30,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Tranche 1 – exercise price $0.01 Expiry 7 July 2005 Tranche 2 – exercise price $0.05 Expiry 7 July 2005 Tranche 2 Special Condition : the Company will call a general meeting to approve the issue of a further 30,000,000 options with an exercise price of $0.05 and a 24 month term upon exercise of the Tranche 2 options.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To raise capital for the establishment of the RSSL product
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,144,105,652	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	239,275,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date 8/7/04..........
(~~Director~~/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

82-34803
Lodged with ASIC 8 July 04

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia advises NewSat's continued growthand capital raising

Thursday 8 July 2004

Following a strategic review of Multiemedia Limited's performance over the last six months, the Directors want to update the market on the growth achieved by NewSat and its plans for the future.

Business Growth

NewSat continues to experience rapid growth since its launch nine months ago, recently achieving 1,000 successful installations in Australia and the Middle East. This major milestone has been recognised by both its service providers and prospective clients.

Opportunities in the Australian market place continue to grow following the successful roll out of the Woolworths multicasting solution.

Since the opening of the Middle East beam in January 2004, growth in the region has been so strong as to warrant the establishment of an office in Dubai. Users from numerous countries within the region have already become NewSat customers. Those countries include Abu Dhabi, Kuwait, Saudi Arabia, Kazakhstan, Bahrain, Iran, Iraq, Oman, Qatar, Syria, Libya, and Afghanistan.

Growth is driven by the company's enterprise solution and applications strategy, plus the quality of the satellite technology. The strategy is strongly supported by Multiemedia's key global partners in the satellite and space industry, specifically ViaSat and New Skies. Both companies remain at the leading edge of their respective sectors.

This access to leading technologies has enabled NewSat to recently announce its Remote Subscriber Satellite Link (RSSL), using ViaSat's newly developed SurfBeam technology. SurfBeam represents "breakthrough" technology, which will enable NewSat to offer highly competitive services to residential and small business operators in rural and regional Australia (and in its other markets as well).

NewSat believes that the RSSL product will be cheaper, faster, and easier to install than that offered by Telstra and Optus. With the recently introduced Federal Government subsidy scheme, the product will be very competitive, and can immediately provide a "last mile" solution, anywhere in Australia, to customers who do not have access to cable or ADSL.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Strategic Outlook and Capital Raising

Following the strategy review, Directors and Management believe the future growth prospects for the business are more significant than initially envisaged, although the longer term capital requirements are also more significant.

The growth prospects include the establishment of the RSSL product and the company's intention to open further beams given the success achieved in Australia and the Middle East. A Memorandum of Understanding has been signed with China Sat Comm Corp relating to the potential to open the China beam. The Company also believes that significant opportunities in the medium term are available via NewSat's North Asia beam in Japan and Korea.

Directors have also resolved to complete a new Financial Plan covering at least the next three years to determine longer term capital requirements of NewSat, whilst maintaining the objective of remaining largely free of long term debt. Whilst the costs associated with building and opening up the network are greater than first anticipated, the Board believes the financial rewards will be greater.

Notwithstanding the long term review, the Directors have implemented a capital raising of approximately $3.5 million to implement the RSSL service now.

ADRIAN BALLINTINE
CEO/Founder
Multiemedia Limited

For additional information, please contact:

Mr Stephen Batten, Chief Financial Officer on (03) 9674 4644 or by email at ***shareholder@multiemedia.com***